May 22, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of Beneficial Interest, of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934:

- Direxion Daily Bitcoin Bull 2X ETF
- Direxion Daily Ether Bull 2X ETF
- Direxion Daily Gold Bull 2X ETF
- Direxion Daily Silver Bull 2X ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com